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                                                                    Exhibit 12.1
                                                                    ------------

                           EG&G, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges are computed by dividing income from continuing operations before income taxes and fixed charges, as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness, including capital lease obligations, amortization of debt expenses and a percentage of rental expense of operating leases that represents interest. Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

                                                                                                               Three Months
                                                                      Fiscal Years Ended                          Ended
                                                -----------------------------------------------------------      --------
                                                Jan. 1,       Dec. 31,    Dec. 29,     Dec. 28,      Jan. 3,     April 4,
                                                 1995          1995        1996          1997         1999         1999
                                                ------        -------     -------      -------       ------       ------
Earnings:
   Income (loss) from continuing
     operations before income
     taxes.............................       $(17,123)     $  86,059     $ 80,354     $ 54,026     $156,034     $ 21,842
   Add (subtract) adjustments for
     investments accounted for
     under the equity method...........           (248)          (518)        (970)         (46)      (1,081)         360
   Add fixed charges:
     Interest on indebtedness..........          5,419          8,514       13,427       12,482       11,391        5,549
     Portion of rents representative
       of the interest factor..........          6,433          6,233        5,733        5,200        6,467        1,500
                                              --------      ---------     --------     --------     --------     --------
Income (loss) as adjusted..............       $ (5,519)     $ 100,288     $ 98,544     $ 71,662     $172,811     $ 29,251
                                              ========      =========     ========     ========     ========     ========

Fixed Charges:
     Interest on indebtedness..........       $  5,419      $   8,514     $ 13,427     $ 12,482     $ 11,391     $  5,549
     Portion of rents representative
       of the interest factor..........          6,433          6,233        5,733        5,200        6,467        1,500
                                              --------      ---------     --------     --------     --------     --------
Total fixed charges....................       $ 11,852      $  14,747     $ 19,160     $ 17,682     $ 17,858     $  7,049
                                              ========      =========     ========     ========     ========     ========

Ratio of earnings to fixed charges.....             -- (1)      6.80x        5.14x        4.05x        9.68x        4.15x
                                              ========      =========     ========     ========     ========     ========

(1) The deficiency of earnings to cover fixed charges for the fiscal year ended January 1, 1995 was $17.4 million.